Rudgee S. Charles To Call Writer Directly: +1 214 972 1815 rudgee.charles@kirkland.com	Weir’s Plaza 4550 Travis Street Dallas, TX 75205 United States +1 214 972 1770 www.kirkland.com	Facsimile: +1 214 972 1771

January 10, 2025

Via EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Hodan Siad and Arthur Sandel
Re:	World Omni Auto Receivables LLC Registration Statement on Form SF-3 Originally Filed December 4, 2024, File No. 333-283578

Ladies and Gentlemen:

This letter is provided on behalf of World Omni Auto Receivables LLC (the “Depositor”) in response to the letter dated December 26, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor. The referenced pages numbers correspond to the amended prospectus of Amendment No. 1 to Form SF-3 Registration Statement.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We hereby confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Austin Bay Area Beijing Boston Brussels Chicago Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

January 10, 2025 Page 2

2.	Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

Response: We hereby confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under the prospectus.

Form of Prospectus,

Description of the Notes,

Payments of Interest, page 116

3.	The definition of “FRBNY’s Website” on page 117 includes a website address that does not appear to be functioning. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

Response: We have revised the definition of “FRBNY’s Website” on page 117 of the amended prospectus, and as well as the definition thereof on Appendix A to the Sale and Servicing Agreement, filed as Exhibit 4.1, in each case, to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

Underwriting, page 181

4.	We note your disclosure on page 183 that the underwriters and their respective affiliates may engage in various activities, including taking "short positions with respect to the Securities backed by similar Receivables," which "may cause or lead to potential conflicts of interests." Please explain how this disclosure is consistent with Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.

Response: We have revised the disclosure to qualify it as subject to applicable law, including Securities Act Rule 192.

We hope that the foregoing have been responsive to the Staff’s comments.

January 10, 2025 Page 3

If you have any questions related to this letter, please contact the undersigned at (214) 972-1815.

Sincerely,

/s/ Rudgee S. Charles______
Rudgee S. Charles

cc:	William J. Shope, World Omni Auto Receivables LLC
Bryan Romano, World Omni Auto Receivables LLC
Paula Pescaru, Esq., World Omni Auto Receivables LLC